                                                                                             March 14, 2014

Two Roads Shared Trust

c/o Andrew Rogers, President

80 Arkay Drive

Hauppauge, NY 11788

Re: Management Fee Waiver for the Dynamic Total Return Fund

Dear Mr. Rogers:

This will confirm the agreement between Two Roads Shared Trust (the “Trust”) on behalf of the Dynamic Total Return Fund and Dynamic Advisors, LLC (the “Adviser”), as follows:

1.

Pursuant to an Advisory Agreement dated December 6, 2014 (the “Advisory Agreement”) between the Trust and the Adviser, the Trust has retained the Adviser to provide the Fund with investment advisory services. Pursuant to the Advisory Agreement, the Fund pays to the Adviser an advisory fee at an annual rate of 1.50% of the Fund’s average daily net assets (the “Advisory Fee”).

2.

As you are aware, the Adviser has represented that it contractually agrees to waive a portion of its Advisory Fee for the benefit of the Fund.

3.

The Adviser hereby agrees, as of the date hereof, to waive or limit its Advisory Fee so that such Advisory Fee, on an annual basis, does not exceed 1.25% of the Fund’s average daily net assets.

4.

This Agreement shall remain in effect for at least one year following the date on which the Securities and Exchange Commission (“SEC”) declares the Fund’s registration statement effective.  Upon mutual written consent of the Adviser and the Trust, the Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust. This Agreement can only be terminated upon the approval of the Board of Trustees of the Trust.

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Sincerely,

/s/ Ali Reza Memaran-Dadgar

Ali Reza Memaran-Dadgar

Principal

Dynamic Advisors, LLC

Approved and accepted on behalf of the Fund:

/s/ Andrew Rogers

Andrew Rogers

President

Two Roads Shared Trust

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